PPL EMPLOYEE STOCK

OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2014

&

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Page

Report Of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - At December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits - For the Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

Participants and Administrator of

PPL Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the PPL Employee Stock Ownership Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan adopted new accounting guidance related to the investments. Prior year disclosures have been revised to reflect retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to this matter.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania

June 15, 2016

1

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2015	2014
ASSETS
Investments, at fair value (Note 4):
PPL Corporation common stock	$227,721	$256,263
Common collective trust funds	1,801	2,355
Mutual funds	374	552
	229,896	259,170
Investments, at contract value (Note 3):
Plan interest in PPL Defined Contribution Master Trust (Note 3)	674	822

Total investments	230,570	259,992

Receivables:
Accrued dividends	2,541	2,646
Due from broker for securities sold	2	2

Total receivables	2,543	2,648

Total assets	233,113	262,640

LIABILITIES
Dividends payable to participants	2,541	2,646

NET ASSETS AVAILABLE FOR BENEFITS	$230,572	$259,994

The accompanying notes are an integral part of these financial statements.
2

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2015	2014
ADDITIONS
Investment Income:
Net appreciation/(depreciation) in fair value of investments	$(16,212)	$46,451
Dividend income	10,348	10,972
Plan interest in investment income of PPL Defined Contribution
Master Trust (Note 3)	15	12
Proceeds from Talen distribution (Note 13)	15,615	-

Total additions	9,766	57,435

DEDUCTIONS
Distributions of dividends to participants	(2,646)	(4,063)
Distributions of stock and cash to participants	(36,541)	(28,379)
Administrative expenses	(1)	(4)

Total deductions	(39,188)	(32,446)

Net (decrease)/increase	(29,422)	24,989

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	259,994	235,005

End of year	$230,572	$259,994

The accompanying notes are an integral part of these financial statements.

3

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1. PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL"). The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL. Amounts contributed to the Plan are used to purchase shares of PPL Corporation common stock ("Common Stock"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan document, are eligible to participate in the Plan on the first day of the month following their date of hire. Effective January 1, 2015, the Plan was closed to newly-hired employees.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law. All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the participant. The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash to participants. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution can be made in Shares or in cash that is used to buy Shares. The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a plan year ending at least 36 months prior to the end of the plan year in which the election is made. Participants so electing may receive cash or Common Stock for the number of whole Shares and cash for any fractional Shares available for withdrawal, or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan. For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares. In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares. Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to make a withdrawal and receive cash or Common Stock for the number of whole Shares and cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan. Participants who terminate service with a participating PPL company and whose account

4

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches age 70-1/2. If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the Plan regarding vesting, distributions and other matters are more fully described in the plan document and Summary Plan Description.

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), which is composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Company contributions are held and managed by the Trustee, which invests securities and cash received, interest, and dividend income and makes distributions to participants. The Plan pays investment and certain administrative expenses directly.

Certain administrative functions of the Plan are performed by employees of the Company. No such employees receive compensation from the Plan.

Certain professional fees and administrative expenses incurred by the Plan are paid by the Company and are not included in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

For the following note disclosures dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians and insurance companies. See Note 4 for discussion of fair value measurements.

5

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

Prior year results were restated to conform to current year presentation as the result of adoption of the following new accounting guidance.

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or Its Equivalent). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value practical expedient in Accounting Standards Codification 820. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan has elected to early adopt the provisions of this new standard. Accordingly, the standard was retrospectively applied.

The adoption of this guidance resulted in the Plan no longer categorizing investments for which fair value is measured using NAV per Share in the fair value hierarchy. See Note 4 for the related disclosures.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. Part I requires fully benefit-responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment is measured using the net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III is not applicable to the Plan. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted. The amendments within Parts I and II require retrospective application. The Plan has elected to early adopt the provisions of Parts I and II of this new standard. Accordingly, these provisions were retrospectively applied.

As a result of adoption, the Statements of Net Assets Available for Benefits, for the current and prior year, no longer include the line Net Assets Reflecting Investments at Fair Value. In addition, the adjustment from fair value to contract value line has been eliminated and the Plan interest in the PPL Defined Contribution Master Trust (the "Master Trust") is now disclosed at contract value and is removed from the fair value table in Note 4.

6

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

3. INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains a Master Trust with the Trustee to pool the investments of its defined contribution benefit plans. The Blended Interest Rate Fund (the "Fund") is the only investment option of the Plan included in the Master Trust, and represented less than 1% of plan assets at December 31, 2015 and 2014. Therefore, no detailed disclosures related to the Master Trust have been presented in these financial statements. The Fund is structured as a synthetic investment contract and meets the fully benefit-responsive investment contract criteria to be measured at contract value. Contract value is the amount received by participants initiating transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less withdrawals, and administrative expenses.

Investments directed by participants to the Fund within the Master Trust are combined with similar investments applicable to other plans participating in the Master Trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments. Wrapper contracts are purchased from another party, which are agreements that allow for the Fund to maintain a constant NAV and provide for participant transactions to be made at contract value. In a typical wrapper contract, the wrapper issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions. Purchasing wrapper contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the Fund. The fair value of the wrapper contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market for wrapper fees and the actual wrapper fees currently charged.

Wrapper contracts accrue interest using a formula called the "crediting rate." Wrapper contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value. Crediting rates are reset monthly.

4. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

7

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable. Management believes such inputs are predicated on the assumptions market participants would use to measure the asset at fair value.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following table summarizes instruments measured at fair value on a recurring basis at December 31, 2015:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Common Stock	$227,721	$227,721	$-	$-
Mutual funds	374	374	-	-
	$228,095	$228,095	$-	$-
Common collective trust funds (a)	1,801
	$229,896

(a) In accordance with accounting guidance certain investments that are measured at fair value using the NAV, or its equivalent, practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

8

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The following table summarizes instruments measured at fair value on a recurring basis at December 31, 2014:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3

Common Stock	$256,263	$256,263	$-	$-
Mutual funds	552	552	-	-
	$256,815	$256,815	$-	$-
Common collective trust funds (a)	2,355
	$259,170

(a) In accordance with accounting guidance certain investments that are measured at fair value using the NAV, or its equivalent, practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The fair value measurement of Common Stock, classified as level 1, is based on its quoted market price in an active market.

The fair value measurements of common collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan was to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.

The fair value measurements of mutual funds, classified as level 1, are valued at the daily closing prices as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of

9

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

certain financial instruments could result in a different value measurement at the reporting date.

5. INVESTMENTS

The Plan's investments in Common Stock at December 31 are as follows:

	2015	2014
Common Stock*:
Number of shares	6,672,166	7,053,754

Cost	$115,099	$128,214
Fair value	$227,721	$256,263

* Non-participant directed

The fair value per share of Common Stock at December 31, 2015 and 2014 was $34.13 and $36.33, respectively.

The Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) by $(16,212) and $46,451 for the years ended December 31, 2015 and 2014, respectively.

6. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Shares qualify as party-in-interest transactions under the provisions of ERISA.

No dividend-based contribution was recorded in regard to the plan years ended December 31, 2015 and 2014.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive distribution of their accounts.

10

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

8. TAX STATUS

The Plan obtained its latest determination letter dated May 13, 2014, in which the Internal Revenue Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. RISK AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10. RECONCILIATION TO FORM 5500

For financial reporting purposes, the investment in the Master Trust related to fully benefit-responsive investment contracts is presented at contract value. However, this investment should be reported at fair value on the Form 5500.

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2015	2014

Net assets available for benefits per the financial statements	$230,572	$259,994
Adjustment from contract value to fair value for fully benefit
- responsive investment contracts	11	16
Net assets available for benefits per the Form 5500	$230,583	$260,010

11

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan investment income (loss) from the Master Trust and the adjustment for fair value reporting of fully benefit-responsive contracts for the years ended December 31:

	2015	2014

Investment income in Master Trust per the financial
statements	$15	$12
Adjustment from contract value to fair value for fully
benefit - responsive investment contracts previous year	(16)	(17)
Adjustment from contract value to fair value for fully
benefit - responsive investment contracts current year	11	16
Investment gain/(loss) in Master Trust per the Form 5500	$10	$11

13. TALEN ENERGY CORPORATION DISTRIBUTION

On June 9, 2014, PPL announced the signing of definitive agreements with Riverstone Holdings LLC ("Riverstone") to form a new, publicly traded independent power producing company, Talen Energy Corporation ("Talen Energy"). Pursuant to the agreements, on June 1, 2015 PPL contributed its wholly owned subsidiary PPL Energy Supply, LLC ("Energy Supply"), to Talen Energy and distributed Talen Energy to PPL shareowners in a tax free spinoff transaction. Immediately following the spinoff, Riverstone contributed its merchant generation business to Talen Energy in exchange for shares of Talen Energy common stock.

On April 29, 2015, PPL's Board of Directors declared a pro rata distribution of all of the common stock of Talen Energy to PPL's shareowners of record on May 20, 2015 (the "Record Date"), with a distribution date of June 1, 2015 (the "Distribution Date").

On May 21, 2015, PPL announced the definitive distribution ratio for the spinoff of Energy Supply to PPL shareowners: Approximately 0.1249 shares of Talen Energy common stock for each share of PPL common stock owned as of 5:00 p.m., New York City time, on the Record Date.

The Plan is a tax-qualified benefit plan designed to provide eligible PPL employees with shares of PPL common stock. The Plan holds PPL common stock for its participants in a trust. By law, the Plan cannot retain the shares of Talen Energy common stock received in the spinoff because the Plan is required primarily to invest only in the securities of its sponsoring employer, PPL.

The Trustee of the Plan has allocated shares of Talen Energy common stock to participants’ accounts based on the number of shares of PPL common stock held in participants’ accounts as of the Distribution Date. Beginning on the day after the Distribution Date, the Trustee liquidated the shares of Talen Energy common stock allocated to participants’ accounts and used the proceeds to purchase additional shares of PPL common stock in the open market and credited the value of those shares of PPL common stock to participants’ accounts.

12

PL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

As a result of the spinoff, the Plan received 824,471 shares of Talen Energy common stock on June 2, 2015. These shares were sold during the first two weeks of June 2015, with the resulting proceeds of $15,615 used to purchase 502,322 shares of PPL common stock that were credited to participants’ accounts.

13

Plan Name: PPL Employee Stock Ownership Plan				Plan Number: 002

Plan Sponsor: PPL Services Corporation				EIN: 23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
December 31, 2015

		Description of Investment
		including maturity date, rate of
	Identity of Issue, Borrower,	interest, collateral, par, or			Current
	Lessor, or Similar Party	maturity value	Cost		Value
(a)	(b)	(c)	(d)		(e)

*	PPL Corporation	6,672,166 Shares of PPL Corp
		Common Stock - $0.01 par value	$115,099,028		$227,721,028

*	Fidelity Growth Company K	Mutual Fund	169,648	**	188,080

	Sound Shore Fund Inst Class	Mutual Fund	20,592	**	18,457

	Templeton Foreign R6	Mutual Fund	8,806	**	7,087

	DFA US Small Cap I	Mutual Fund	29,186	**	26,431

	Prudential Core Plus Bond Fund
	Class 6	Mutual Fund	140,629	**	133,717

	Northern Trust Focus Income	Common Collective Trust Fund	322,525	**	351,274

	Northern Trust Focus 2010	Common Collective Trust Fund	89,158	**	97,381

	Northern Trust Focus 2015	Common Collective Trust Fund	740,822	**	786,119

	Northern Trust Focus 2020	Common Collective Trust Fund	246,635	**	249,626

	Northern Trust Focus 2025	Common Collective Trust Fund	2,744	**	2,998

	Northern Trust Focus 2030	Common Collective Trust Fund	3,700	**	4,042

	Northern Trust Focus 2035	Common Collective Trust Fund	516	**	563

	Northern Trust Focus 2040	Common Collective Trust Fund	369	**	402

	Northern Trust Focus 2045	Common Collective Trust Fund	13	**	14

	Northern Trust S&P 500 Index	Common Collective Trust Fund	136,760	**	168,870

	Northern Trust Extended Equity
	Market Index Fund	Common Collective Trust Fund	4,814	**	4,835

	Northern Trust EAFE Index Fund	Common Collective Trust Fund	92,193	**	96,319

	Northern Trust Aggregate
	Bond Index Fund	Common Collective Trust Fund	38,687	**	38,640

Total			$117,146,825		$229,895,883
	* Represents a Party-In-Interest.
	** Cost information provided for Participant Directed investments is not required, but is disclosed because it is readily available.

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/ Julissa Burgos
Julissa Burgos Chair, Employee Benefit Plan Board PPL Corporation
Dated: June 15, 2016

15

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-110372 of PPL Corporation on Form S-8 of our report dated June 15, 2016, which appears in this annual report on Form 11-K of PPL Employee Stock Ownership Plan for the year ended December 31, 2015.

/s/ Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania

June 15, 2016

16